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                              October 28, 2022

       Sundie Seefried
       Chief Executive Officer
       SHF Holdings, Inc.
       5269 W. 62nd Avenue
       Arvada, CO 80003

                                                        Re: SHF Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2022
                                                            File No. 333-267796

       Dear Sundie Seefried:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors, PIPE investors, and other selling securityholders
acquired their shares and warrants, and the price at which the public securityholders
acquired their shares and warrants. Disclose that while
                                                        the Sponsor, private
placement investors, PIPE investors, and other selling securityholders may experience a
positive rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Please also disclose the
potential profit the selling securityholders will earn based on the current
 Sundie Seefried
SHF Holdings, Inc.
October 28, 2022
Page 2
         trading price, if any. Lastly, please include appropriate risk factor disclosure.
2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             You state on pages 9 and 31 that warrants will become exercisable for Class A
             Common Stock, which would increase the number of shares eligible for "future"
             resale in the public market and result in dilution to our stockholders. This statement should be updated given that this prospectus is facilitating those sales.
             You state on page 8 and in numerous risk factors the existence of various possibilities or implications "following the Business Combination" or related to the "post-
             combination company," and on page 60 that SHF is focused on completing the contemplated business combination. These statements should be updated given that the business combination was completed.
             You state in the penultimate risk factor on page 21 that you "intend to seek to go effective on the registration statement of which this prospectus forms a part as soon as possible, but [you] will not be able to go effective on the registration statement of which this prospectus forms a part prior to April 21, 2022." This risk factor should be updated given the passage of time.
Cover Page

3. For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants and warrants overlying such shares.
4. Revise the cover page to disclose the exercise prices of the warrants compared to the market price of the underlying ordinary shares. We note the disclosure on the cover page and the risk factor section of the likelihood that warrant holders will not exercise their warrants because the warrants are out the money. Provide similar disclosure in the prospectus summary, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5.     We note the significant number of redemptions of your Class A common stock in
       connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for
FirstName LastNameSundie Seefried
       prices below the current market price of the Class A common stock. Highlight the
Comapany    NameSHF
       significant      Holdings,
                   negative  impactInc.
                                     sales of shares on this registration
statement could have on the
       public trading
October 28, 2022 Page 2price of the Class A common stock.
FirstName LastName
 Sundie Seefried
FirstName LastNameSundie  Seefried
SHF Holdings,  Inc.
Comapany
October 28,NameSHF
            2022    Holdings, Inc.
October
Page 3 28, 2022 Page 3
FirstName LastName
Risk Factors, page 10

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 48

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Stickel at 202-551-3324 or Tonya K. Aldave at 202-551-3601 if
you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Nina Gordon, Esq.